Exhibit 99.1

GLG Life Tech Corporation, Suite 2168, 1050 West Pender Street, Vancouver, B.C. Canada V6E 3S7 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES CHANGE IN AUDITOR AND INTENTION TO DELIST FROM NASDAQ

Vancouver, B.C. May 31, 2012 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”) wishes to announce that its former auditor, PricewaterhouseCoopers LLP (“PwC”), has resigned effective May 22, 2012, at the request of the Company, and Thomson Penner & Lo LLP (“TPL”) has been appointed as the successor auditor. In accordance with National Instrument 51-102, the Company has filed the attached Change of Auditor Notice on Sedar, together with letters from PwC and TPL, each confirming that it is in agreement with the statements contained in the notice, as applicable. Thomson Penner & Lo LLP were the Company’s previous auditor from 2005 to 2008.

PWC had not expressed any audit opinion in relation to the Company’s most recently completed fiscal year, nor any subsequent periods. A description of the “reportable event” in connection with PwC’s resignation is set out in the attached notice of change of auditor and PwC resignation letter. PwC had required an independent investigation from another large international accounting firm with respect to confirmation of third party information in connection with its audit opinion. The Company assessed the costs, delays, and uncertainties associated with the process proposed by PwC and determined that it was more likely to obtain a complete audit in a reasonable time and at a cost that it could afford if the Company appointed its previous auditor.

NASDAQ Update

The Company also announced today its intention to delist its shares from the Nasdaq Global Select Market as soon as practicable. The Company’s shares of common stock will continue to be listed on the Toronto Stock Exchange. Following its delisting from Nasdaq, the Company intends to voluntarily terminate its public reporting obligations under the U.S. Securities Exchange Act as soon as possible.

The Company has determined that the costs of maintaining GLG’s listing and registration in the U.S. and complying with SEC reporting and other applicable U.S. obligations, including the provisions of the Sarbanes-Oxley Act of 2002, outweighs the benefits of continuing such listing and registration of the Company’s shares.

As previously announced on May 4, 2012, the Company received notice from Nasdaq regarding noncompliance with Nasdaq Listing Rule 5250(c)(1) as a result of not timely filing its Form 40-F for the period ending December 31, 2011. In light of the Company’s change in its independent auditor, the Company does not anticipate that it will be able to regain compliance with the Nasdaq rules within the time periods prescribed by Nasdaq.

About GLG Life Tech Corporation

GLG Life Tech Corporation is the global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. Through its consumer food products subsidiary, AN0C, the company formulates and markets a wide range of stevia sweetened beverages and foods products within the Chinese marketplace – a true seed to shelf model. For further information, please visit www.glglifetech.com

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Contact:	Stuart Wooldridge, Investor Relations
Phone:	+1 (604) 669-2602 ext. 104
Fax:	+1 (604) 662-8858
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current judgments and future expectations concerning the impact of delisting its shares of common stock from the Nasdaq Global Select Market on the Company’s business , the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, among others, the receipt and timing of applicable regulatory approvals from the U.S. Securities and Exchange Commission, which may be delayed or which we may not receive at all, and our anticipated cost savings, which may not materialize. Other factors include risks that the Company may not be able to terminate its reporting obligations under the U.S. Securities Exchange Act or that such reporting obligations will resurface in the future, that the Company may not realize the cost savings it expects from the change in its auditor and the termination of its reporting obligations in the U.S., and other risk factors set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010 and in the Company’s public filings in Canada with the Canadian Securities Administrators (CSA), available on the CSA’s website at www.sedar.com. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

NASDAQ: GLGL TSX: GLG

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scoctia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
PricewaterhouseCoopers LLP
Thomson Penner & Lo LLP

Notice of Change of Auditor pursuant to National Instrument 51-102

GLG Life Tech Corporation (the “Corporation”) wishes to advise that the Corporation’s auditor, PricewaterhouseCoopers LLP (“PwC”), has resigned effective May 22, 2012, at the request of the Corporation. The Board of Directors of the Corporation resolved that Thomson Penner & Lo LLP be appointed as successor auditor to fill the vacancy in the position of auditor of the Corporation. Thomson Penner & Lo LLP were the Corporation’s previous auditors from June 2008 to June 2009.

The resignation of PwC and the appointment of Thomson Penner & Lo LLP have been considered and approved by the Corporation’s Audit Committee and Board of Directors. PWC had not expressed any audit opinion in relation to the most recently completed fiscal year and any subsequent periods. For a description of the “reportable event” in connection with PwC’s resignation, please see the attached resignation letter from PwC dated May 22, 2012. PwC and the chairman of the Audit Committee discussed the matter and the Corporation has authorized PwC to respond fully to inquiries by Thomson Penner & Lo LLP.

Dated at Vancouver, British Columbia, effective this 24th day of May, 2012.

GLG LIFE TECH CORPORATION

[signed] “Brian Meadows”
Brian Meadows
President and CFO

GLG Life Tech Corporation, www.glglifetech.com
Suite 2168, 1050 West Pender Street,
Vancouver, British Columbia Canada V6E 3S7
TEL 604.66902602 FAX 604 662-8858

May 22, 2012

Mr. David Hall
Chair of the Audit Committee
GLG Life Tech Corporation
Suite 2168 – 1050 West Pender Street
Vancouver, BC V6E 3S7

Dear Mr. Hall:

We are writing to inform you that, effective immediately, PricewaterhouseCoopers LLP hereby resigns as the independent auditors of GLG Life Tech Corporation (“GLG” or the “Company”).

On April 16, 2012, we informed you that, in our professional judgment, we would not be able to issue an opinion with respect to the Company’s consolidated financial statements and internal controls over financial reporting for the year ended December 31, 2011 without obtaining additional information regarding certain transactions, including, for example, the identification of the Company’s counterparties, an assessment of the related party status of such counterparties and an understanding of the economic substance of the counterparties and the transactions. At that time, we indicated that we did not believe we would be in a position to form an opinion until such time as the audit committee completed an independent investigation into these transactions. We further informed you that we had not yet completed our audit in other respect to the Company’s consolidated financial statements and internal controls over financial reporting and believed that we should not continue with our audit work unless and until an independent investigation was completed.

We understand that GLG began an independent investigation and had retained KPMG to assist in such investigation. We further understand that you have now decided not to pursue that.

The Company has suggested that we should now tender our resignation as the Company’s independent auditors in light of the fact that the Company recognizes that we are not able to express an opinion on the Company’s consolidated financials statements or internal controls over financial reporting at this time. As a result of the Company’s wishes and our inability in our judgment to continue our audit without additional information, we have decided to resign as the Company’s auditors effective immediately.

We are not in a position at this time to assess what additional audit work we would have determined in our professional judgment we would need to perform in order to complete our audit or whether we would have been in a position to complete our audit should it have continued. We are also not in a position to assess what effect, if any, the matters discussed above might have on our reports on financial statements for any prior periods.

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +I 604 806 7000, F: +I 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontarlo limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

In our view, the matters related to the transactions discussed above, including the company’s decision to not provide us with sufficient information regarding the transactions through an independent investigation or otherwise, accordingly, would in our view constitute “reportable events” under National Instrument 51-102 and Item 304(a)(1)(v) of Regulation S-K as such matters have not been resolved to our satisfaction as of the date of our resignation.

Yours very truly,

“PricewaterhouseCoopers LLP”

Chartered Accountants

cc: Brian Meadows, CFO
cc: Hein Poulus, Stikeman Elliott